EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three and nine months ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	October 31, 2021 $	January 31, 2021 $
Assets

Current assets
Cash	2,134,042	154,722
Amounts receivable	78,970	520,122
Prepaids and other current assets	792,535	654,710

Total current assets	3,005,547	1,329,554

Non-current assets
Property and equipment, net (Note 7)	23,044	36,871

Total assets	3,028,591	1,336,425

Liabilities and Shareholders’ Deficit

Current liabilities
Accounts payable and accrued liabilities	3,273,646	4,503,217
Due to related parties (Note 17)	132,730	661,660
Financial guarantee liability (Notes 9 and 19(d))	57,034	182,200
Convertible debentures (Note 10)	250,000	500,000

Total current liabilities	3,713,410	5,847,077

Non-current liabilities
Warrant liabilities (Note 13(a))	353	131,603
Loans payable (Note 11)	73,127	–

Total liabilities	3,786,890	5,978,680

Shareholders’ Deficit
Common shares (Note 12)	75,686,399	63,670,860
Reserves (Notes 13(b), 14 and 15)	22,594,960	22,618,544
Accumulated other comprehensive income	192,449	109,647
Accumulated deficit	(99,232,107)	(91,011,306)

Total shareholders’ deficit	(758,299)	(4,612,255)

Total liabilities and shareholders’ deficit	3,028,591	1,366,425

Nature of operations and going concern (Note 1), commitments and contingencies (Note 19) and events after the reporting date (Note 24)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”                                           Director

“Ralph Anthony Pullen”                                     Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31, 2021 $	October 31, 2020 $	October 31, 2021 $	October 31, 2020 $

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 7 and 8)	4,609	(6,452)	13,827	89,749
Amortization of right-of-use assets	–	(45,091)	–	(29,529)
Consulting fees	230,336	1,123,475	697,119	1,551,677
Foreign exchange loss	36,230	90,596	114,159	44,392
General and administrative	79,305	283,490	280,042	826,766
Lease liability expense	–	117,022	–	401,825
Professional fees	215,205	335,566	713,275	1,137,816
Promotion and marketing	58,028	1,123	280,584	11,156
Repairs and maintenance	–	4,990	–	16,208
Research and development	1,193,369	446,385	4,757,262	478,033
Wages, salaries and employment expenses	324,884	533,061	1,095,994	1,161,170

Total expenses	2,141,966	2,884,165	7,952,262	5,689,263

Loss from operations	(2,141,966)	(2,884,165)	(7,952,262)	(5,689,263)

Other income (expenses)
Accretion expense (Note 11)	(1,405)	(15,664)	(4,076)	(15,664)
Change in unrealized gains/losses on warrant liabilities (Note 13(a))	3,058	(53,003)	131,250	(53,003)
Financial guarantee expense (Note 9)	–	–	(187,000)	–
Interest expense	(9,539)	(278)	(44,614)	(1,095)
Interest income	–	–	–	265
Loss on sale/disposal or abandonment of assets, net (Notes 4, 5 and 7)	–	(3,708,790)	–	(2,281,485)
Loss on impairment of intangible assets (Notes 8(f) and 8(g))	–	(687,251)	–	(687,251)
Other	(57,933)	–	(164,099)	2,336
Settlement of legal claims (Note 19(a))	–	–	–	(120,000)

Total other income (expenses)	(65,819)	(4,464,986)	(268,539)	(3,155,897)

Net loss for the year	(2,207,785)	(7,349,151)	(8,220,801)	(8,845,160)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	4,501	(115,809)	82,802	(193,514)

Net comprehensive loss for the year	(2,203,284)	(7,464,960)	(8,137,999)	(9,038,674)

Net loss per share, basic and diluted	(0.03)	(0.25)	(0.11)	(0.41)

Weighted average shares outstanding, basic and diluted	84,822,907	29,530,241	72,219,862	21,379,348

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit)

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares			Accumulated Other Comprehensive Income - Foreign Currency
	Shares #	Amount $	Reserves $	Translation $	Deficit $	Total $
Balance – January 31, 2020	17,208,112	37,519,448	19,625,602	172,027	(54,660,516)	2,656,561
Common shares issued for services (Note 12(i))	813,947	965,477	(365,756)	–	–	599,721
Common shares and warrants issued for cash, net (Note 12(j)	716,725	1,185,794	103,549	–	–	1,289,343
Common shares issued for asset acquisition (Notes 6(b) and 12(k))	18,217,239	6,204,167	100,312	–	–	6,304,479
Equity component of convertible debentures	–	–	12,671	–	–	12,671
Share-based payments (Note 15)	–	–	552,046	–	–	552,046
Foreign currency translation adjustment of foreign operations	–	–	–	(193,514)	–	(193,514)
Net loss	–	–	–	–	(8,845,160)	(8,845,160)

Balance – October 31, 2020	36,956,023	45,874,886	20,028,424	(21,487)	(63,505,676)	2,376,147

Balance – January 31, 2021	51,445,842	63,670,860	22,618,544	109,647	(91,011,306)	(4,612,255)
Common shares issued for services (Note 12(a))	10,000	16,850	(16,850)	–	–	–
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(a))	23,724	40,331	–	–	–	40,331
Common shares and share purchase warrants issued for cash (Notes 12(b), 12(e), 12(f), 12(g), 12(h) and 13(b))	25,760,190	11,465,829	1,159,891	–	–	12,625,720
Common shares issued, compensation options granted and cash paid as share issue costs (Notes 12(b), 12(e), 12(f), 12(g), 12(h) and 14)	1,212,115	(1,652,579)	467,422	–	–	(1,185,157)
Common shares issued on exercise of special warrants (Note 12(c))	6,372,298	2,794,868	(2,794,868)	–	–	–
Issue costs of special warrants (Note 12(c))	–	(572,565)	572,565	–	–	–
Issue costs (Note 12(d))	–	(77,195)	–	–	–	(77,195)
Share-based payments (Notes 13(b) and 15)	–	–	588,256	–	–	588,256
Foreign currency translation adjustment of foreign operations	–	–	–	82,802	–	82,802
Net loss	–	–	–	–	(8,220,801)	(8,220,801)

Balance – October 31, 2021	84,824,169	75,686,399	22,594,960	192,449	(99,232,107)	(758,299)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Nine Months Ended
	October 31, 2021 $	October 31, 2020 $
Operating activities

Net loss	(8,220,801)	(8,845,160)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	4,076	6,962
Amortization and depreciation of equipment and intangible assets	13,827	89,749
Amortization of right-of-use assets	–	185,053
Change in unrealized gains/losses on warrant liabilities	(131,250)	53,003
Common shares issued for services	–	599,721
Financial guarantee liability	(125,165)	–
Foreign exchange loss	115,159	88,176
Loss on sale/disposal or abandonment of assets, net	–	2,281,485
Loss on impairment of intangible assets	–	687,251
Other – premium on loans payable	(50,949)	–
Share-based payments	588,256	552,046
Changes in working capital accounts:
Amounts receivable	438,049	(91,377)
Prepaids and other current assets	(137,825)	(2,997)
Deposit	–	9,900
Accounts payable and accrued liabilities	(1,219,509)	(328,563)
Due to related parties	(528,930)	163,772
Deferred revenue	–	45,621
Net cash used in operating activities	(9,255,062)	(4,505,358)

Investing activities
Cash acquired through acquisition	–	25,065
Purchase of equipment	–	(10,580)
Purchase of intangible assets	–	(87,503)
Net cash used in investing activities	–	(73,018)

Financing activities
Lease payments	–	(421,982)
Proceeds from issuance of common shares and share purchase warrants, net	11,440,563	1,289,343
Proceeds from loans payable	120,000	–
(Repayment of) proceeds from convertible debentures	(250,000)	800,000
Shelf prospectus transaction costs	(77,195)	–
Subscriptions received	–	126,520
Net cash provided by financing activities	11,233,368	1,793,881

Effects of exchange rate changes on cash	1,014	21,235

Net change in cash	1,979,320	(2,763,260)
Cash – beginning of period	154,722	3,281,704
Cash – end of period	2,134,042	518,444

Supplemental cash flow disclosures (Note 16)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR”. The Company is a biotechnology company primarily focused on developing and commercializing compounds to treat neurological disorders.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these condensed consolidated interim financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material. As at October 31, 2021, the Company has not earned any revenue and has an accumulated deficit of $99,232,107. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Significant Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2021 and should be read in conjunction with those audited consolidated financial statements. These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on December 16, 2021.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for cash and warrant liabilities that have been measured at fair value, and are presented in Canadian dollars.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

(c)	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership		Jurisdiction

BetterLife Pharma Inc.	Parent		Canada
Altum Pharmaceuticals Inc.	100%		Canada
Pivot Pharmaceuticals Manufacturing Corp. (divested December 2020) (Note 5)	100%		Canada
Blife Therapeutics Inc.	100%		Canada
Altum S1M US Corp.	100	%(1)	U.S.A.
BetterLife Pharma US Inc.	100%		U.S.A.
Pivot Naturals, LLC (divested February 2020) (Note 4)	100%		U.S.A.
Thrudermic, LLC	100%		U.S.A.
BetterLife Europe Pharmaceuticals AG	100%		Lichtenstein
Solmic AG	100%		Switzerland
Altum Pharma (Australia) Pty Ltd.	100	%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100	%(1)	Hong Kong

(1) Fully-owned subsidiaries of Altum Pharmaceuticals Inc.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual audited consolidated financial statements for the year ended January 31, 2021.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, Altum Pharmaceuticals Inc., Pivot Pharmaceuticals Manufacturing Corp. and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs. The functional currency of the Hong Kong based subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the condensed consolidated interim statements of comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations
For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

(f)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

(g)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

3.	New Accounting Pronouncements

The following new accounting standards and interpretations will be adopted by the Company subsequent to October 31, 2021.

(a)	IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company does not expect the revisions to have a material impact on its condensed consolidated interim financial statements.

(b)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its condensed consolidated interim financial statements.

(c)	IAS 16 – Property, Plant and Equipment (“IAS 16”)

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its condensed consolidated interim financial statements.

(d)	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its condensed consolidated interim financial statements.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

4.	Settlement and Asset Abandonment

On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals, LLC (“Pivot Naturals”) to settle the following legal matters:

•	A demand for arbitration filed by these former employees before the American Arbitration Association alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and
•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

Consideration for the Settlement Agreement included:

•	Assignment of Pivot Naturals to Goodbuzz Inc. as follows: 1) 80% of membership interest on the initial closing date (“Initial Closing Date”) (completed in February 2020), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”) (completed in April 2020).
•	$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020).
•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

Together with the assignment of Pivot Naturals, the Company assigned its right-of-use (“ROU”) asset related to its lease at 3595 Cadillac Avenue and extinguished accounts payable and accrued liabilities and obligations related to this lease. The following gain on abandonment of assets has been included in the condensed consolidated interim statement of comprehensive loss for the nine months ended October 31, 2020:

Nine Months Ended	October 31, 2020 $

Cash	(347)
Accounts payable and accrued liabilities	22,391
Lease liability	1,459,785

Gain on abandonment of assets	1,481,829

The Company evaluated the assignment of Pivot Naturals in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

5.	Sale of Assets

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary. Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) was transferred to the Purchaser and the Company is no longer pursuing the Application for processing of cannabis products in Canada.

Consideration included the following: 1) Purchaser settling Pivot and the Company’s outstanding obligations with the lessor of the Facility of $135,879 (completed), 2) Cancellation of any amounts that Pivot or the Company may owe to the Purchaser (completed), 3) Purchaser’s assumption of the lease of the Facility as of September 1, 2020 (completed), 4) Cancellation by Pivot of obligations that the Purchaser owes to Pivot (completed), 5) Purchaser’s assumption of further obligations with respect to the Application (completed), and 6) Purchaser’s discontinuation of its lawsuit filed in the Province of Quebec against Pivot (completed).

Pursuant to the assignment of Pivot, management determined that several assets initially held for Canadian manufacturing operations purposes had a recoverable value of $nil and were, therefore, impaired for a total amount of $3,582,671 (Notes 7 and 9) in its consolidated statements of comprehensive loss for the nine months ended October 31, 2020. The main asset impaired relates to the right-of-use asset previously recognized relating to the lease on 285-295 Kesmark Street in Quebec, Canada

The Company evaluated the disposal of Pivot in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

6.	Asset Acquisitions

(a)	On December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds LLC (“Nutraneeds”) whereby the Company issued 13,333,333 common shares to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD (Note 8).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets acquired met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, the Company accounted for this transaction as an asset acquisition.

(b)	On August 31, 2020, the amalgamation between the Company, Altum Pharmaceuticals Inc. (“Altum”), an entity with common officers and director with the Company, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, Altum became a fully-owned subsidiary of the Company. Pursuant to the amalgamation, the Company issued 18,217,239 common shares to Altum shareholders in exchange for Altum common shares. In addition, 856,880 stock options were issued to Altum optionees and 252,595 share purchase warrants to Altum’s warrant-holders.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

6.	Asset Acquisitions (continued)

Pursuant to the acquisition of Altum, the Company acquired in-process research and development related to its AP-003 program, and patents related to its AP-001 and AP-002 programs (Note 8).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Altum met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed are as follows:

Consideration paid:	$

Common shares issued	6,094,149
Share purchase options granted	100,312
Share purchase warrants granted	57,718

Total purchase price	6,252,179

Net assets acquired:	$

Cash	24,825
Amounts receivable	31,451
Prepaid and other current assets	363,150
Equipment	44,553
Intangible assets	11,362,000
Advances	(1,507,979)
Accounts payable and accrued liabilities	(3,475,581)
Due to related parties	(590,240)

Net value of net assets acquired	6,252,179

(c)

On May 7, 2020, the Company acquired 100% of the outstanding common shares of Blife Therapeutics Inc. (“Blife”) from Altum for $1. The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Blife met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

6.	Asset Acquisitions (continued)

The assets acquired are as follows:

Net assets acquired:	$

Cash	240
GST receivable	43

Net value of assets acquired	283

7.	Property and Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742
Addition	–	10,153	–	–	10,153
Acquisition (Note 6(b))	–	44,553	–	–	44,553
Impairment	(7,349)	(77,098)	(200,084)	(269,611)	(554,142)
Effect of foreign exchange rate changes	–	1,247	–	–	1,247

Balance, October 31 and January 31, 2021	–	44,553	–	–	44,553

Accumulated Depreciation	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2020	306	2,191	–	–	2,497
Depreciation	2,756	22,393	–	–	25,149
Impairment	(3,062)	(16,926)	–	–	(19,988)
Effect of foreign exchange rate changes	–	24	–	–	24

Balance, January 31, 2021	–	7,682	–	–	7,682
Depreciation	–	13,827	–	–	13,827

Balance, October 31, 2021	–	21,509	–	–	21,509

Net book value, October 31, 2021	–	23,044	–	–	23,044
Net book value, January 31, 2021	–	36,871	–	–	36,871

During the nine months ended October 31, 2020 and pursuant to signing of the share purchase agreement for the sale of Pivot (Note 5), the Company impaired property and equipment and recorded a loss on abandonment of assets, net of $473,982 within the condensed consolidated interim statements of comprehensive loss

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

8.	Intangible Assets

Cost	AP-001 Patents and IPR&D $	AP-003 IPR&D $	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	Total $

Balance, January 31, 2020	–	–	319,174	830,000	–	1,149,174
Addition	–	–	–	–	86,462	86,462
Acquisition (Note 6(b))	9,159,000	2,203,000	–	–	–	11,362,000
Impairment	(9,159,000)	(2,203,000)	(319,174)	(830,000)	(86,462)	(12,597,636)

Balance, October 31 and January 31, 2021	–	–	–	–	–	–

Accumulated Amortization and Impairment Losses

Balance, January 31, 2020	–	–	190,792	157,325	–	348,117
Amortization	–	–	59,681	62,079	10,851	132,611
Impairment	–	–	(250,473)	(219,404)	(10,851)	(480,728)

Balance, October 31 and January 31, 2021	–	–	–	–	–	–

Net book value, October 31, 2021	–	–	–	–	–	–
Net book value, January 31, 2021	–	–	–	–	–	–

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

8.	Intangible Assets (continued)

(a)

BETR-001 (formerly TD-0148A): BETR-001 is a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, post-traumatic stress disorder, and migraines.

(b)

BETR-002 (formerly TD-010): BETR-002’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. BETR-002 is patent pending DHH-B formulation for potential treatment of anxiety and other neuro-psychiatric disorders.

(c)	AP-003: AP-003 is a patent pending IFN α2b inhalation formulation for the treatment of viral infections.

(d)

AP-001: AP-001 is a topical Interferon α2b (“IFN α2b”) product for the treatment of Human Papiloma Virus (“HPV”) infection that can cause cervical cancer. In 2017, Altum entered into a patent license agreement with Altum-Avro Pharma Partnership (“AAPP”) to license the development of the technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix™ Technology”). The BiPhasix™ Technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFNα2b for use in treatment of HPV-cervical dysplasia. Consideration of the patent license agreement included:

•	Five percent (5%) of the inventory of any and all product produced by Altum to be paid in kind to AAPP.
•	Milestone payments:

o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,
o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and
o	$10 million upon first commercial sale in any global territory except for eastern European territories.

•	Royalties:

o	8% on annual net sales up to $50 million,
o	10% on annual net sales on the next $25 million, and
o	12.5% on annual net sales above $75 million.

•	30% of any upfront payments that Altum receives from a third person in respect of development, licensing, manufacturing or distribution rights.

(e)	AP-002: AP-002 is an oral gallium-based novel small molecule. The finished drug product is an enteric protected tablet for oral administration.

Other intangible assets include:

(f)	Thrudermic non-patented technology: The Thrudermic lipid-based nano dispersion technology is used for topical cannabinoids. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations. The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

8.	Intangible Assets (continued)

During the three and nine months ended October 31, 2021, the Company recorded an impairment loss on its Thrudermic non-patented technology of $nil and $nil, respectively (three and nine months ended October 31, 2020 - $610,596 and $610,596, respectively).

(g)	Solmic patents: The Company’s Solmic patents are for the development of Micelle oral drug delivery technology for cannabinoids.

During the three and nine months ended October 31, 2021, the Company recorded an impairment loss on its Solmic patents of $nil and $nil, respectively (three and nine months ended October 31, 2020 - $76,655 and $76,655, respectively).

(h)	Ready-to-infuse cannabis (“RTIC”) patents: The Company’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

9.	Operating Leases

During the nine months ended October 31, 2020, the Company’s lease at 3595 Cadillac Avenue in California, U.S.A was assigned together with the assignment of Pivot Naturals. The related lease liability was extinguished during the nine months ended October 31, 2020 and a gain on extinguishment of $1,459,785 (Note 4) has been recorded within loss on sale/disposal or abandonment of assets, net on the condensed consolidated interim statements of comprehensive loss.

In December 2020, the Company’s lease at 285-295 Kesmark Street in Quebec, Canada was assigned together with the sale of Pivot (Note 5). The related ROU asset held was impaired at October 31, 2020. Losses on impairment of the ROU asset, and amounts receivable and deferred rent relating to the sub-lease of 285 Kesmark Street totaling $3,108,689 were included in loss on sale/disposal or abandonment of assets, net on the condensed consolidated interim statements of comprehensive loss for the nine months ended October 31, 2020. The Company remains a guarantor on the lease at 285-295 Kesmark Street until the lease expiry date of April 30, 2025, pursuant to which it has recorded a financial guarantee liability of $57,034 as at October 31, 2021 (January 31, 2021 - $182,200) (Note 19(d)) and a financial guarantee expense of $nil and $187,000 for the three and nine months ended October 31, 2021, respectively (three and nine months ended October 31, 2020 - $nil and $nil, respectively).

Right-of-use Assets $

Balance, January 31, 2020	3,251,638
Disposal – ROU asset	(3,330,947)
Disposal – Accumulated amortization on ROU asset	264,362
Amortization on ROU asset	(185,053)

Balance, October 31 and January 31, 2021	–

17

9.	Operating Leases (continued)

During the nine months ended October 31, 2021, the Company recorded $nil (2020 - $214,582) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the condensed consolidated interim statements of comprehensive loss.

	Lease Liability $	Current $	Long-term $

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154
Disposal	(4,739,149)
Lease liability expense	479,164
Lease payments	(499,929)
Effect of foreign exchange rate changes	57,622

Balance, October 31 and January 31, 2021	–	–	–

10.	Convertible Debentures

Convertible Debentures $

Balance, January 31, 2020	–
Proceeds from issuances of convertible debentures	800,000
Transfer of conversion component to equity	(12,671)
Repayment	(200,000)
Conversion to common shares	(100,000)
Accretion	12,671

Balance, January 31, 2021	500,000
Repayment	(250,000)

Balance, October 31, 2021	250,000

On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bears interest at 8% per annum and matures on May 3, 2022 (amended from December 3, 2020). The note is convertible into common shares at a conversion price equal to $1.15 per common share. During the nine months ended October 31, 2021, $250,000 of the note was repaid.

On September 23, 2020, the Company issued an unsecured convertible debenture with a non-related party for $200,000. The debenture bore interest at 8% per annum and had a maturity date of December 22, 2020. The note was convertible into common shares at a conversion price equal to $1.15 per common share. The principal and accrued interest was repaid in full on November 1, 2020.

On September 25, 2020, the Company issued an unsecured convertible debenture with a non-related party for $100,000. The debenture bore interest at 8% per annum and had a maturity date of December 24, 2020. The note was convertible into common shares at a conversion price equal to $1.15 per common share. On January 14, 2021, 89,034 common shares were issued pursuant to the conversion of the outstanding principal and accrued interest on this convertible debenture totalling $102,389.

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

10.	Convertible Debentures (continued)

Convertible debentures contain no financial covenants. The liability components of convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features. The effective interest rates for the above convertible debentures have been determined as 14.4% per annum after deducting all the loan discounts.

11.	Loans Payable

Loans Payable $

Balance, January 31, 2021 and 2020	–
Proceeds from loans payable	120,000
Premium on loans payable	(50,949)
Accretion	4,076

Balance, October 31, 2021	73,127

In February 2021, the Company and its wholly-owned subsidiary, Altum, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2025 and interest rate of 5% per annum during the extended term. Should the Company and Altum each repay $40,000 of the loan amount prior to December 31, 2022, the remaining balance of the term loans will be forgiven.

12.	Common Shares

Authorized: Unlimited number of common shares without par value

During the nine months ended October 31, 2021:

(a)	The Company issued 10,000 common shares, with fair value totaling $16,850 to a third party pursuant to vesting of restricted stock units (Note 15(a)) and 23,724 common shares, with fair value of $40,331 as settlement of amounts payable.

(b)	In February and March 2021, the Company issued, pursuant to a non-brokered private placement, 1,779,833 common shares at price of $1.40 per share for gross proceeds of $2,491,766. Share issue costs consisted of issuances of 210,771 common shares with fair value of $287,413 and other transaction costs of $30,477.

(c)	On April 3, 2021, 5,589,735 special warrants were exercised pursuant to which the Company issued 6,372,298 common shares, valued at $2,794,868, and 6,372,298 warrants with an exercise price of $0.60 and expiry date of December 1, 2023. Pursuant to the exercise, $572,565 of issue costs related to the special warrants have been reclassified from reserves into common shares on the condensed consolidated interim statements of shareholders’ equity (deficit).

The following table summarizes the continuity of special warrants:

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

12.	Common Shares (continued)

	Number of	Exercised Into
	Special Warrants	Common Shares	Warrants

Balance, January 31, 2020	–	–	–
Issued	5,889,735	–	–
Exercised into 1.10 common shares and warrants	(300,000)	330,000	330,000

Balance, January 31, 2021	5,589,735	330,000	330,000
Exercised into 1.14 common shares and warrants	(5,589,735)	6,372,298	6,372,298
Balance, October 31, 2021	–	6,702,298	6,702,298

(d)

On April 26, 2021, the Company filed and obtained a receipt for a final base shelf prospectus (the "Shelf Prospectus") filed with the securities regulatory authorities in British Columbia, Alberta and Ontario, Canada. The Shelf Prospectus is valid for a 25-month period, during which time the Company may issue an aggregate offering amount of up to $100 million of common shares, preferred shares, warrants, subscription receipts, units and debt securities (the "Securities") in amounts and at prices on the terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement ("Prospectus Supplement"). Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding product program costs, or for other corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of the Securities. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month period. During the nine months ended October 31, 2021, the Company incurred $77,195 of costs related to the filing of the Shelf Prospectus.

(e)

On May 14, 2021, the Company issued, pursuant to a non-brokered private placement, 1,142,857 common shares at price of US$0.70 per share for gross proceeds of $972,000 (US$800,000). Share issue costs consisted of issuance of 311,689 common shares with fair value of $168,312 and other transaction costs of $38,637.

(f)

On May 28, 2021, the Company closed on a bought-deal public offering and issued, under the Shelf Prospectus (Note 12(d)), 15,812,500 units at price of $0.40 per unit for gross proceeds of $6,325,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $395,313 allocated to the warrants.

Share issue costs totaling $1,325,796 consisted of the following: 1,265,000 compensation options with fair value of $296,722, 689,655 common shares with fair value of $268,965, agent’s fee of $506,000 and other transaction costs of $254,109. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

12.	Common Shares (continued)

(g)	On June 7, 2021, the Company closed on a marketed public offering and issued, under the Shelf Prospectus (Note 12(d)), 6,525,000 units at price of $0.40 per unit for gross proceeds of $2,610,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $685,125 allocated to the warrants.

Share issue costs totaling $481,739 consisted of the following: 652,750 compensation options with fair value of $152,653, agent’s fee of $261,000 and other transaction costs of $68,086. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

(h)	(h) On June 25, 2021, the Company closed on a partial exercise of the over-allotment option in conjunction with its marketed public offering (Note 12(g)) and issued, under the Shelf Prospectus (Note 12(d)), 500,000 units at price of $0.40 per unit and 478,750 share purchase warrants at a price of $0.0563 per share purchase warrant for gross proceeds of $226,954. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $52,500 allocated to the warrants. Each share purchase warrant issued entitles the holder to purchase one common share at an exercise price of $0.50 and expires on May 28, 2021.

Share issue costs totaling $44,895 consisted of 50,000 compensation options with fair value of $11,613 entitling the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024, 47,875 compensation options with fair value of $6,586 entitling the holder to purchase one common share at an exercise price of $0.50 per share and expires on May 28, 2024, agent’s fee of $22,696 and other transaction costs of $4,000. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

During the nine months ended October 31, 2020:

(i)	The Company issued 94,207 common shares, with fair value totaling $98,969, pursuant to the termination of employment agreements. The Company also issued 453,074 common shares, with fair value of $506,508, to third parties for services and 266,666 common shares, with fair value of $360,000 to former officers and former director pursuant to vesting of their restricted stock units (Note 17).

(j)	In July and August 2020, the Company issued 716,725 units, consisting of one common share and one half of one share purchase warrant, at price of $1.90 per unit for gross proceeds of $1,361,778. Each share purchase warrant entitles the holder to purchase one common share at a price of $2.30 per share and has an expiry term of two (2) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

12.	Common Shares (continued)

Pursuant to the private placement, finders’ fees consisted of cash payments of $72,434 and issuance of 54,321 share purchase warrants, valued at $103,549, entitling the holders to purchase one common share at a price of $2.30 per share and with an expiry term of two (2) years. Fair values of the agent warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(k)	On September 4, 2020, 18,217,239 common shares, with fair value of $6,204,167, were issued pursuant to the amalgamation agreement with Altum (Note 6(b)).

13.	Share Purchase Warrants

(a)	Warrant liabilities

In connection with the asset acquisition (Note 6(b)), 252,595 share purchase warrants were issued with exercise prices denominated in US dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, January 31, 2020	–	–	–
Granted pursuant to acquisition (Note 6(b))	252,595	1.44	57,718
Change in fair value	–	–	73,885
Balance, January 31, 2021	252,595	1.44	131,603
Change in fair value	–	–	(131,250)
Balance, October 31, 2021	252,595	1.44	353

At October 31, 2021, the following liability-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date	Weighted average remaining contractual life (years)
252,595	1.44	August 6, 2022	0.76

The fair value of warrant liabilities at October 31, 2021 was determined using the Black-Scholes option pricing model, using the following assumptions:

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

13.	Share Purchase Warrants (continued)

•	Risk free interest rate: 0.32%
•	Volatility: 78%
•	Market price of common shares on valuation date: $0.28
•	Expected dividends: Nil%
•	Expected life: 0.76 years
•	Exercise price: US$1.44

(b)	Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, January 31, 2020	7,947,892	2.94
Granted	742,684	1.54
Exercised	(316,000)	(0.60)

Balance, January 31, 2021	8,374,576	2.90
Granted (Notes 12(c), 12(e), 12(f), 12(g) and 12(h))	30,126,643	0.52
Expired	(7,242,092)	(2.98)

Balance, October 31, 2021	31,259,127	0.59

During the nine months ended October 31, 2021, the Company issued 438,095 share purchase warrants, valued at $157,297, to third parties for services rendered (nine months ended October 31, 2020 – nil).

At October 31, 2021, the following equity-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

695,000	2.50	March 16, 2022
10,800	3.00	March 16, 2022
211,463	2.30	July 30, 2022
201,221	2.30	August 6, 2022
200,000	1.21	March 28, 2023
6,386,298	0.60	December 1, 2023
23,316,250	0.50	May 28, 2024
238,095	0.27	September 26, 2023
31,259,127

The fair values of equity-classified warrants issued pursuant to the exercise of special warrants (Note 12(c)) were estimated using the residual value method and allocated a fair value of $nil. The fair values of equity-classified warrants issued of $157,297 was recorded within consulting fees in the Company’s condensed consolidated interim statements of comprehensive loss and estimated using the Black-Scholes option pricing model with the following assumptions:

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

13.	Share Purchase Warrants (continued)

•	Dates of grant: March 29 and September 27, 2021
•	Risk free interest rates: 0.24% to 0.53%
•	Volatilities: 97% to 98%
•	Market prices of common shares on grant date: $0.27 to $1.21
•	Expected dividends: Nil%
•	Expected life: Two (2) years
•	Exercise prices: $0.27 to $1.21

The fair values of equity-classified warrants issued pursuant to the Company’s financings were estimated using the residual method (Notes 12(f), 12(g) and 12(h)).

14.	Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2020	–	–	–
Granted	471,178	0.50	3.00

Outstanding, January 31, 2021	471,178	0.50	2.83
Granted (Notes 12(f), 12(g) and 12(h))	2,015,625	0.40	3.00

Outstanding, October 31, 2021	2,486,803	0.42	2.48

At October 31, 2021, the following compensation options were outstanding:

			Exercisable Into
Number of Compensation Options	Exercise Price $	Expiry Date	Common Shares	Share Purchase Warrants	Exercise Price	Expiry Date

471,178	0.50	December 2, 2023	537,143	537,143	$0.60	December 2, 2023
1,967,750	0.40	May 28, 2024	1,967,750	1,967,750	$0.50	May 28, 2024
47,875	0.50	May 28, 2024	47,875	–	–	–
2,486,803

The fair values of compensation options were determined using the Black-Scholes option pricing model, using the following assumptions:

•	Risk free interest rates: 0.54% to 0.69%
•	Volatility: 94%
•	Market prices of common shares on valuation date: $0.295 to $0.40
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise prices: $0.40 to $0.50

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

15.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2020	275,000
Granted	30,000
Common shares issued on vesting	(271,667)
Forfeited	(8,333)

Outstanding, January 31, 2021	25,000
Common shares issued on vesting (Note 12(a))	(10,000)

Outstanding, October 31, 2021	15,000

The fair value of share-based payment expense was determined using market value of the share price on grant date. RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. At October 31, 2021, no outstanding RSUs were vested (January 31, 2021 – Nil). During the three and nine months ended October 31, 2021, the Company recognized $4,506 and $21,163, respectively, of share-based payment expense related to its RSUs (three and nine months ended October 31, 2020 - $9,923 and $211,387, respectively) within consulting fees in its condensed consolidated interim statements of comprehensive loss.

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2020	75,000
Common shares issued on vesting	(25,000)
Expired	(25,000)

Outstanding, October 31 and January 31, 2021	25,000

PSUs vested on March 31, 2021 and are settled by delivery of a notice of settlement by the PSU holder. At October 31, 2021, 25,000 PSUs were vested (January 31, 2021– Nil). During the three and nine months ended October 31, 2021, the Company recognized $nil and $nil, respectively, of share-based payment expense related to its PSUs (three and nine months ended October 31, 2020 – reversal of share-based compensation of $nil and $6,359, respectively).

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

15.	Long-term Incentive Plans (continued)

(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2020	1,472,500	3.82	3.08
Granted	1,430,000	1.03	3.01
Granted pursuant to acquisition (Note 6(b))	856,880	3.05	0.35
Forfeited	(836,668)	(2.68)	–

Outstanding, January 31, 2021	2,922,712	2.56	2.19
Granted (Note 17)	1,250,000	0.48	2.41
Forfeited (Note 17)	(1,582,712)	(3.78)	–

Outstanding, October 31, 2021	2,590,000	0.81	2.07

Additional information regarding share purchase options as of October 31, 2021, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

200,000	200,000	1.33	December 14, 2021
10,000	2,500	0.27	December 31, 2022
40,000	10,000	1.80	January 4, 2023
10,000	10,000	2.50	January 20, 2023
700,000	208,333	0.63	April 28, 2023
20,000	20,000	0.275	September 27, 2023
840,000	420,000	0.77	December 8, 2023
520,000	–	0.295	October 13, 2024
180,000	81,667	1.80	May 5, 2025
50,000	16,667	2.40	May 10, 2025
20,000	6,667	1.80	May 21, 2025
2,590,000	975,834

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: November 4, 2019 to October 14, 2021
•	Risk free interest rate: 0.20% to 1.46%
•	Volatility: 80% to 99%
•	Market price of common shares on grant date: $0.27 to $2.55
•	Expected dividends: Nil%
•	Expected life: Two (2) to five (5) years
•	Exercise price: $0.27 to $2.55

26

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

15.	Long-term Incentive Plans (continued)

Fair values of share purchase options at each measurement date ranged between $0.11 to $1.64. For the three and nine months ended October 31, 2021, share-based payment expense related to share purchase options totaled $139,926 and $409,796, respectively, and have been recorded in the Company’s condensed consolidated interim statements of comprehensive loss (three and nine months ended October 31, 2020 - $195,970 and $347,018, respectively). $226,210 of share-based payment expense have yet to be recognized and will be recognized in future periods.

16.	Supplemental Cash Flow Disclosures

	October 31, 2021 $	October 31, 2020 $
Supplemental disclosures:
Interest paid	–	402,657
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued for services	–	599,717
Common shares and share purchase warrants issued on exercise of special warrants	2,794,868	–
Common shares issued as share issue costs	724,690	–
Compensation options granted as share issue costs	467,574	–
Common shares, share purchase options and share purchase warrants issued for asset acquisition	–	6,362,197
Warrants issued for finder’s fee	–	103,549

17.	Related Party Transactions

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company. During the three and nine months ended October 31, 2021, compensation of key management and directors, including former key management and directors, of the Company totaled $388,684 and $1,178,308, respectively (three and nine months ended October 31, 2020 – $473,815 and $983,060, respectively), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the nine months ended October 31, 2021:

•	700,000 stock options were granted to officers (nine months ended October 31, 2020 – 220,000),

•	896,965 stock options for officers, a former officer and a director were forfeited or expired unexercised (nine months ended October 31, 2020 – 200,000).

During the nine months ended October 31, 2020, 266,666 common shares were issued to a former officer and a former director pursuant to vesting of RSUs.

As at October 31, 2021, the Company owed $132,730 to current and former key management and directors (January 31, 2021 - $661,660). As at October 31, 2021, accounts payable and accrued liabilities include $392,160 owed to a former pre-Amalgamation director of Altum.

27

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

18.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV). Pivot-Cartagena JV was incorporated to develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner. The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV. On October 27, 2021, the Pivot-Cartagena JV was dissolved.

19.	Commitments and Contingencies

(a)

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to non-brokered private placements totaling $15 million completed in May 2019. In July 2020, the Company settled this claim for $120,000. For the nine months ended October 31, 2020, the Company recorded a settlement of legal claim of $120,000 within the condensed consolidated interim statements of comprehensive loss.

(b)

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims. The Company has not accrued any amounts as of October 31, 2021 as management is not able to assess the likelihood and amount of payment.

(c)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court of Québec and a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021 (completed). Pursuant to the share purchase agreement that closed in December 2020 for the sale of 100% of the issued and outstanding common shares of Pivot (Note 5), the Company should be indemnified from any and all claims suffered by the Company in connection with and as guarantor of the lease. The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages.

(d)

The Company is a guarantor on the lease at 285-295 Kesmark Street in Quebec, Canada (Note 9), which was assigned together with the sale of Pivot (Note 5) pursuant to which the Company has recorded a financial guarantee liability of $57,034 as at October 31, 2021 (January 31, 2021 - $182,200) based on its best estimate of potential future loss.

28

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

20.	Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality pharmaceuticals, within two geographical areas, Canada and U.S.

	Canada $	U.S. $	Total $

Three and nine months ended October 31, 2021
Revenue	–	–	–

Three and nine months ended October 31, 2020
Revenue	–	–	–

As at October 31, 2021
Non-current assets	23,044	–	23,044

As at January 31, 2021
Non-current assets	36,871	–	36,871

21.	Fair Value Measurements

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At October 31 and January 31, 2021, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy. At October 31 and January 31, 2021, warrant liabilities were measured and recognized in the condensed consolidated interim statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy above. There were no transfers between level 1, 2 and 3 inputs during the three and nine months ended October 31, 2021 and 2020.

22.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and U.S. The carrying amount of cash represent the maximum exposure to credit risk. As at October 31, 2021, this amounted to $2,134,042 (January 31, 2021 - $154,722).

29

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

22.	Management of Financial Risk (continued)

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 23). Accounts payable and accrued liabilities, due to related parties, financial guarantee liability and convertible debenture are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at October 31, 2021 based on contractual undiscounted payments:

	0 – 12 Months $	12 – 24 Months $
Accounts payable and accrued liabilities	3,273,646	–
Due to related parties	132,730	–
Financial guarantee liability	57,034	–
Convertible debentures	250,000	–
Warrant liabilities	–	353
Loans payable	–	73,127

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $96,500. The Company does not invest in derivatives to mitigate these risks.

(e)	COVID-19

The COVID-19 pandemic has created worldwide macro-economic uncertainty and disruptions to businesses and financial markets. Many countries have been taking measures to limit the continued spread of COVID-19, including workplace closures, travel restrictions, restrictions on gatherings and closure of international borders. The pandemic and measures undertaken by countries may dramatically affect the Company’s ability to conduct its business effectively. Adverse impact to the Company may include, but is not limited to welfare and safety of personnel, ability of the Company to initiate trials for its programs, and travel and other activities essential for maintaining on-going activities. The Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial conditions as there remains uncertainty surrounding the continued spread of COVID-19 and continued protective measures that must be taken. The unknown scale and duration of the pandemic have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect the Company’s ability to continue raising funds needed to progress its programs and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

30

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

23.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

24.	Events After the Reporting Date

Subsequent to October 31, 2021, the Company issued 5,000 common shares to a third party pursuant to vesting of RSUs and issued 362,092 common shares to a third party for services. The Company also granted 20,000 stock options with an exercise price of $0.29 and two year expiry to a consultant.

31